UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR    ISIN: ZAE000015228

(“Harmony”)

On 9th November, Bernard Swanepoel, Chief Executive of Harmony, answered questions posed by Gold Fields Limited (“Gold Fields”) regarding the reconciliation of its reserve statements.

FACT

•	The April 2004 Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited (“SRK”) report refers to Harmony’s reserves as of 1st January 2004.

•	SRK’s report estimated the proved and probable reserves at 39.42 million ounces and the inferred life of mine reserves at 14.40 million ounces.

•	Harmony’s 2004 Annual Report refers to Harmony’s reserves as of 30th June 2004.

•	Harmony estimated its reserves at 62.26 million ounces as of 30th June 2004.

•	The reconciliation between these estimates, which were made at two different dates, is 22.84 million ounces and can be detailed as follows:

•	14.4 million ounces are included to reflect the SRK’s view that:

•	“[W]ith respect to the classification of Mineral Reserves by Harmony. SRK considers that at the majority of the [Harmony’s] South African operations the boundary between Indicated Mineral Resources and Inferred Mineral Resources is conservatively defined and that for primary reef units reclassification could increase Indicated Mineral Resources and potentially the Probable Mineral Reserves.” (p78 SRK Report, March 2004)

•	5.41 million ounces are included to reflect various mining planning issues, geotech studies, pillar mining, indicated and measured resources not in LoM, and shaft closures which have been completed since 1st January 2004.

•	1.49 million ounces are included to reflect vamping gold reserves in line with the SAMREC Code Section 5.6 referring to the “Reporting of Mineralised Stope-fill, Remnants, Pillars, Low Grade Mineralisation, Stockpiles, Dumps and Tailings.”

•	1.70 million ounces are excluded to reflect depletion of reserves by mining during the period since 1st January 2004.

•	2.04 million ounces are included to reflect the acquisition of the Hidden Valley project in Papua New Guinea as part of the Abelle acquisition in January 2004.

•	1.20 million ounces are included to reflect reserves added at Free State Growth mines, principally from Target, during the period since 1st January 2004.

•	These numbers reconcile and are consistent with Harmony’s previous reporting.

FICTION

Gold Fields’ accusations of irregularities in Harmony’s Reserves and Resource Declarations.

. . . ONE MORE THING

Over the last five years Harmony has increased its reserve base by 148%. What is more, we have consistently improved the grade of our reserves over this time.

In contrast, Gold Fields’ South African reserve base has fallen by 16% over the same period – AND THAT IS A FACT.

FACT . . . NOT FICTION

Copies of the investor presentation made on 9th November 2004 and including slides on net changes in resources and reserves are available on

www.harmony.co.za. This includes an additional slide on the reserve position at Evander.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2004

Harmony Gold Mining Company Limited

By:	/S/ NOMFUNDO QANGULE
Name:	Nomfundo Qangule
Title:	Chief Financial Officer